Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

THE HACKETT GROUP, INC.

The Amended and Restated Bylaws of The Hackett Group, Inc. (the “Bylaws”) are hereby amended as follows:

1. The first sentence of Section 5.3.1 of the Bylaws shall be deleted in its entirety and shall be replaced with the following:

In order that the Corporation may determine the shareholders entitled to notice of or to vote at any meeting of shareholders, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 70 days nor less than ten days before the date of such meeting.

2. The effective date of this amendment is March 27, 2008.

THE HACKETT GROUP, INC.

By:	/s/ Ted A. Fernandez
Name:	Ted A. Fernandez
Title:	Chairman and Chief Executive Officer